Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Certain portions of this letter for which confidential treatment has been requested pursuant to Rule 83 have been omitted from the version filed via EDGAR. Information that has been omitted in the EDGAR-filed version has been noted in this letter with a placeholder identified by the mark “[***]” and has been delivered to the Securities and Exchange Commission.

VIA EDGAR TRANSMISSION

August 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street N.E.

Washington D.C. 20549-4631

Attn: Office of Manufacturing and Construction

Re:	Griffon Corporation Form 10-K for the fiscal year ended September 30, 2018 Filed November 19, 2018 File No. 1-6620

Thank you for your letter dated June 25, 2019 regarding the above-referenced matter. In response to your comments, Griffon Corporation (“Griffon” or the “Company”) is supplying the information as detailed below. For your convenience, we have reproduced your comments, along with our responses, below. In situations in which we provide future expected disclosures, such disclosures have been drafted as though they were included in our Form 10-K for the year ended September 30, 2018. All amounts are in thousands unless otherwise noted.

Form 10-K for the year ended September 30, 2018

Reconciliation of Income from Continuing Operations to Adjusted Income from Continuing Operations, page 33

1.	We have read your response to comment 2 in our letter dated May 7, 2019. Similar to that of your proposed disclosure for the reconciliation of Adjusted income from continuing operations, please revise the reconciliation for Adjusted earnings per share from continuing operations to present each adjusting item gross with the effect of income taxes as a separate adjustment.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Response

In future filings we will revise the reconciliation table for Earnings per share from continuing operations to Adjusted earnings per share from continuing operations to reflect the EPS impact for each adjustment. The disclosure will be as follows:

Griffon Corporation and Subsidiaries Reconciliation of Income from Continuing Operations to Adjusted Income from Continuing Operations

	2018	2017	2016
Income from continuing operations	$33,255	$17,783	$19,781
Acquisition costs	7,597	9,617	-
Contract settlement charges	-	5,137	-
Special dividend ESOP charge	3,220	-	-
Secondary equity offering costs	1,205	-	-
Cost of life insurance benefit	2,614	-	-
Tax impact of above items	(6,421)	(5,309)	-
Discrete and other certain benefits	(9,384)	(8,274)	(857)
Adjusted income from continuing operations	32,086	18,954	18,924

Earnings per common share from continuing operations	$0.78	$0.41	$0.45
Adjusting items, net of tax:
Acquisition costs	0.12	0.14	-
Contract settlement charges	-	0.08	-
Special dividend ESOP charge	0.05	-	-
Secondary equity offering costs	0.02	-	-
Cost of life insurance benefit	0.01	-	-
Discrete and other certain tax	(0.22)	(0.19)	(0.02)
Adjusted earnings per share from continuing operations	$0.76	$0.44	$0.43
Weighted-average shares outstanding	42,422	43,011	44,109

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

The tax impact for the above reconciling adjustments from GAAP to non-GAAP Income from continuing operations and EPS is determined by comparing the Company’s tax provision, including the reconciling adjustments, to the tax provision excluding such adjustments.

Note 17 - Reportable Segments, page 95

2.	We note your responses to comments 5 and 6 in our letter dated May 7, 2019. Please address the following:
a.	Provide us with details about your management structure and how your company is organized.
b.	Describe the role of your CODM and each of the individuals reporting to the CODM.
c.	We note you identified your COO as the Segment Manager of HBP. Please expand on the description you provided in your response regarding the functions performed by your COO to discuss his specific role and responsibilities.
d.	Please identify and describe the role of the Defense Electronics Segment Manager.
e.	Describe the key operating decisions, who makes these decisions, how performance is assessed and how resources are allocated within your business.
f.	Tell us how often the CODM meets with his direct reports, what is typically discussed in those meetings, the financial information the CODM reviews in conjunction with those meetings, and the other participants at those meetings.
g.	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
h.	Describe the basis for determining the compensation for each individual that reports to the CODM.

3.	Please describe the financial information reviewed by the CODM for the purpose of allocating resources and assessing performance. Tell us how frequently that information is prepared and reviewed. Also describe the financial information reviewed by your Board of Directors and how frequently that information is reviewed. In this regard, you state in your response that on a monthly basis, the CODM receives operating segment information, which includes profit and loss statements for Defense Electronics and HBP, as well as information for the product lines in each of the segments. Please describe in detail each type of financial information you refer to in your response, identify the businesses or product lines this information is provided for, and tell us whether it is reviewed by the CODM for the purposes of allocating resources and assessing performance.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
3

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

4.	We note you disclose disaggregated revenue information for AMES and CBP on page 95. You state in your response to comment 5 that discrete financial information is available for both AMES and CBP. Please describe this discrete financial information in detail, whether and how often it is provided to the CODM, and whether it is reviewed by the CODM for the purpose of allocating resources and assessing performance.

Response

PLEASE NOTE: Below is a collective response to comments numbered 2 (including 2.a. through 2.h.), 3 and 4. We have added references to help link back to the individual comments.

We will first address our organizational structure then will discuss our management structure, as we believe this approach will best present a clear and thorough understanding of our management structure.

Organizational Structure (#2a)

Griffon Corporation (the “Company” or “Griffon”) is a diversified management and holding company that conducts business through wholly-owned subsidiaries. Griffon oversees the operations of its subsidiaries, allocates resources among them and manages their capital structures. Griffon provides direction and assistance to its subsidiaries in connection with acquisition and growth opportunities as well as in connection with divestitures. Griffon, to further diversify, also seeks out, evaluates and, when appropriate, will acquire additional businesses that offer potentially attractive returns on capital.

Griffon conducts its operations through two Operating Segments (OS), which are also its Reportable Segments (RS):

Home & Building Products (“HBP”) Operating Segment consists of two Components, The AMES Companies, Inc. (“AMES”) and Clopay Building Products Company, Inc. (“CBP”):

•	AMES, founded in 1774, is the leading North American manufacturer and a global provider of branded consumer and professional tools, landscaping products, and outdoor lifestyle solutions. In 2018, we acquired ClosetMaid, a leader in wood and wire closet organization, general living storage and wire garage storage products for homeowners and professionals.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
4

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

•	CBP, since 1964, is a leading manufacturer and marketer of residential and commercial garage doors and sells to professional dealers and some of the largest home center retail chains in North America. In 2018, we acquired CornellCookson, a leading U.S. manufacturer and marketer of rolling steel door and grille products designed for commercial, industrial, institutional and retail use.

The Defense Electronics (DE) Operating Segment consists of Telephonics Corporation, founded in 1933, a globally recognized leading provider of highly sophisticated intelligence, surveillance and communications solutions for defense, aerospace and commercial customers.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

The following chart illustrates Griffon’s Organizational Structure:

The following discussion and analysis supports why Griffon believes the HBP and DE OSs form the most relevant and logical organization structure in which to manage the daily operations of Griffon’s businesses.

HBP

The HBP Operating Segment consists of the AMES and CBP Components, or Product Groups. Both Product Groups distribute products under premier, nationally recognized brands through similar distribution channels to similar customers using similar sales processes. Further, both AMES and CBP are subject to the same economic cycles tied to discretionary residential repair and remodel and the home and commercial building markets. The following table identifies the similarities among HBP’s businesses and brands among the AMES and CBP Product Groups, by product type, across HBP’s distribution channels and customers, to illustrate that both the AMES and CBP Product Groups sell their products across similar distribution channels, to similar customers, and in similar markets, which are subject to the same economic cycles.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
6

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Distribution Channel / Customer
Product Group / Product	Home Centers, Mass Market, Specialty & Hardware	Industrial Distributors, Home and Commercial Builders & Architectural Specification	Professional Installing Dealers	Market / Economic Cycle

AMES PRODUCT GROUP

Long Handle Tools, Wheelbarrows and Snow Tools	AMES®, True Temper®, Garant®, Harper®, UnionTools®, Kelso™, Westmix™, Cyclone® Razor-Back® Professional Tools and Jackson® Professional Tools	AMES®, True Temper®, Garant®, Harper®, Razor-Back® Professional Tools and Jackson® Professional Tools		Residential Repair and Remodel, Residential Housing and Commercial Construction

Landscaping, Pots and Planters	Southern Patio®, Dynamic Design®™, Northcote, Kelkay®, Tuscan Path®, La Hacienda®			Residential Repair and Remodel

Watering	AMES®, Nylex®			Residential Repair and Remodel
Storage, Organization and Accessories	ClosetMaid®, Hills®	ClosetMaid®	ClosetMaid®	Residential Repair and Remodel, Residential Housing and Commercial Construction

Customers	The Home Depot, Inc., Menards, Lowe’s Companies, Inc., Rona Inc., Bunnings Warehouse, Woodies, WalMart Stores Inc., Target Corporation, Canadian Tire Corporation, Costco Wholesale Corporation, Ace, Do-lt-Best and True Value Company	W.W. Grainger, Inc., ORS Nasco, D.R. Horton, KB Home, Lennar and NVR, Inc., Regional Builder Networks	Independent Professional Installing Dealer Network

CBP PRODUCT GROUP

Sectional Doors	Clopay®, Holmes Garage Door Company® and IDEAL Door®	Clopay®	Clopay®	Residential Repair and Remodel, Residential Housing and Commercial Construction

Rolling Steel	Clopay®	Clopay®, Cornell® and Cookson®	Cornell® and Cookson®	Commercial Construction

Customers	The Home Depot, Inc., Menards	Pulte, DR Horton, Toll Bros., Lennar, LGI Homes. Architects pertain only to rolling steel	Independent Professional Installing Dealer Network

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
7

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Distribution Channel / Customer: Similar sales process

Home Centers, Mass Market, Specialty & Hardware

Both Product Groups participate in periodic Product Line Reviews (PLR) with their customers. During the PLR cycle, customers review historical product performance of the Product Groups’ offerings (profitability, on-time delivery, product quality etc.), review product placement options and negotiate related pricing for the upcoming sales cycle. We note that the Product Groups invest in new product development and cost-savings initiatives to offer customers new product offerings and competitive pricing during each PLR cycle. This enables the Product Groups to remain competitive in the marketplace as each Product Group is at risk of losing business to competitors during each PLR cycle. We also note that AMES and CBP share some of their largest customers in both The Home Depot, Inc., and Menards.

Industrial Distribution, Home and Commercial Builders & Architectural Specification

Personnel within the AMES and CBP Product Groups create and execute sales and marketing strategies targeting landscapers, residential and commercial builders and architects to highlight the benefits using AMES and CBP products. With respect to AMES long handled tools, wheelbarrows and snow tools, these strategies are targeted at landscapers, and residential and commercial builders, to purchase AMES products through the Company’s Industrial distributors. With respect to AMES’ ClosetMaid brand storage, organization and accessory products and CBP’s sectional and commercial rolling steel doors, sales and marketing personnel incentivize architects and national home builders to incorporate these products into their residential home and commercial construction design specifications, thereby requiring residential and commercial builders to purchase these products during construction.

712 Fifth Avenue, 18th Floor, New York, NY	T.212.957.5000	F.212.957.5040	www.griffon.com
8

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Professional Installing Dealers

Both Product Groups develop relationships with independent professional installing dealer networks that sell and install AMES and CBP products into local housing markets serving the residential new construction and repair and remodel market, and into local commercial new construction and replacement markets. As noted above, AMES’ installed products consist of storage, organization and related accessories and for CBP, products consist of sectional and commercial rolling steel doors.

Market / Economic Cycle

Each of the AMES and CBP Product Groups sell into the residential repair and remodel, residential housing and commercial construction markets across all of its product lines. These markets, collectively what Griffon management considers to be the Home and Building Products market, are heavily linked to residential home prices, consumer confidence, unemployment and the availability of consumer credit which means product sales and profitability within both Product Groups ebb and flow during the same cycles driven by discretionary consumer or commercial construction spending.

Defense Electronics

DE consists of the Telephonics Component which is recognized globally as a leading provider of highly sophisticated intelligence, surveillance and communications solutions that are deployed across a wide range of land, sea and air applications. Telephonics designs, develops, manufactures and provides logistical support and lifecycle sustainment services to defense, aerospace and commercial customers worldwide. Telephonics is organized into five primary business lines: Radar, Surveillance, Communications, Systems Engineering and Analysis (SEG), and Telephonics Large Scale Integration (TLSI). We believe the Telephonics Component is appropriately managed under the Defense Electronics Operating Segment as all of its five business lines serve the defense electronics market consisting of similar customers, all of which are heavily impacted by the U.S. defense budget approved by the Department of Defense, as well as international defense spending.

9

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Management Structure (#2a, #2b)

[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

CEO / CODM: Ronald J. Kramer (#2e)

The CEO, with input from Griffon’s Board, develops business strategies and establishes short and long-term objectives designed to increase shareholder value. In order to meet these strategic and financial objectives in the most effective manner, the CEO / CODM oversees all operations and business activities and solely is responsible for allocating resources, in the form of capital expenditures or by acquiring new businesses, to the Operating Segments that have the highest probability of meeting those objectives. The CEO / CODM assesses how to allocate capital resources among the Operating Segments in the most effective manner by measuring financial performance against budget, historical results and competitors and with consideration to the economic environments likely to impact an Operating Segment at a given time. Further, the CEO / CODM, with the input from and approval of Griffon’s Board, may also allocate resources to shareholders by returning capital to shareholders in the form of dividends and/or through repurchases of Griffon’s common stock. We believe these responsibilities distinctly qualify the CEO as the CODM.

(#2e) The CEO / CODM reviews and measures the financial performance of the Operating Segments by analyzing financial information contained in Griffon’s report to the Board of Directors (Board Report); through “Scorecard” Meetings with Segment Managers and through informal meetings with Griffon and Segment management. Further, the CEO / CODM is able to assess the state of the markets and economies into which the HBP and DE Operating Segments sell products through meetings with stock analysts, equity and bond investors, industry leaders, and with banking, legal and other advisors. A more in-depth discussion of the resources the CEO uses to measure financial performance includes:

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Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

I.	Board Report (#3 & 4):

Griffon’s COO and CFO distribute a monthly financial reporting package to the CEO / CODM and Board of Directors which includes the following financial information:

a.	Consolidated Operating Results:

•	Financial statements (income statements, balance sheets and cash flows compared to budget and prior-year periods).

•	Analytical comments analyzing actual financial performance as compared to budget and comparative prior-year periods

b.	Operating Segment Results (HBP and Defense Electronics Operating Segments)

•	Income Statements as compared to budget and comparative prior-year periods

▪	HBP and DE income statement results as compared to budget and comparative prior-year periods.

▪	AMES and CBP Product Group income statement results as compared to budget and comparative prior-year periods to supplement the CEO / CODM’s analysis of HBP’s financial results. This information is not used by the CODM for the purpose of allocating resources to the AMES and CBP Product Groups. The purpose of including AMES’s and CBP’s disaggregated financial information[1] is to assist the CEO / CODM to better understand the drivers behind the HBP Operating Segment’s financial performance, which the CEO / CODM uses in making decisions to allocate resources and capital to the HBP Operating Segment.

1 Historically, the SEC staff has placed emphasis on the financial information included in the reporting package reviewed by the CODM, with the presumption that if information is included in the reporting package provided to the CODM, it must be used by the CODM to assess performance and allocate resources. However, a company must assess how that financial information is being used by the CODM to make key operating decisions, and the SEC staff has stated that inclusion of information in a reporting package should not be the only factor considered in the analysis.

See speech made by SEC Deputy Chief Accountant Dan Murdock, Office of the Chief Accountant, at the 2014 AICPA National Conference on Current SEC and PCAOB Developments and speech made by SEC Professional Accounting Fellow Courtney D. Sachtleben, Office of the Chief Accountant, at the 2015 AICPA National Conference on Current SEC and PCAOB Developments.

11

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

•	Discrete Financial Information

▪	HBP Operating Segment

o	AMES Product Group

•	Revenue by geographic location and product

•	Revenue for top 10 customers

•	Profitability by geographic location

•	Capital expenditures

•	Headcount

o	CBP Product Group

•	Revenue and volume by customer type

•	Revenue for top 10 customers

•	Profitability by customer type

•	Capital expenditures

•	Headcount

▪	DE Operating Segment

o	Revenue by product line

o	Gross profit by product line

o	Bookings and Backlog

o	Capital expenditures

o	Headcount

•	Balance sheet statistics, capital expenditures and headcount (by product group and their product lines), compared to prior-year periods.

II.	[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

III.	[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

IV.	Meetings with Stock Analysts, Equity and Bond Investors, Industry Leaders, and with Banking, Legal and other Advisors
12

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

The CEO / CODM attends and presents at various investor conferences throughout the year in which he answers questions regarding Griffon’s financial and operational performance in general sessions as well as in “one-on-one” break-out sessions with equity and bond investors. He also consults with industry peers and with banking, legal and other advisors. Through the cumulative feed-back obtained from the interaction between these parties, the CEO / CODM is able to assess the health of the markets and economies into which the HBP and DE Operating Segments sell products, which assists him in determining how to allocate resources among the Operating Segments.

[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

CFO and General Counsel: Brian Harris; SVP & CFO, Seth Kaplan; SVP, General Counsel and Secretary

The CFO supports the CEO / CODM in his interactions with the investor community and leads the financial reporting requirements of Griffon. The General Counsel advises the COO and CEO / CODM on legal issues as they arise. The CFO and General Counsel report into the COO but also dotted-line report into and meet directly with the CEO / CODM, as evidenced within the Management Structure diagram above.

[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

Budget Process (#2g)

On an annual basis, Segment Managers coordinate with their respective Product Group and product line and operational managers to compile a bottom-up five-year strategic plan, which includes a five year financial budget, predicated on their knowledge of customer relationships and the overall market and economic environment including an assessment of the costs to produce, sell and distribute the products within each OS. The Segment Managers present the strategic plan and related budget to the senior leadership team which includes the CEO / CODM, COO, CFO and General Counsel. Generally, the CEO / CODM, with input from the senior leadership team, will suggest changes and or approve the strategic plan which includes the budget at either the consolidated and Operating Segment level. For example, the CEO / CODM may change the allocation of capital expenditures among the two operating segments predicated on their projected operating performance or respective market conditions.

13

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

Compensation (#2h)

The CEO / CODM develops strategy to meet financial objectives designed to increase shareholder value. The COO, along with the CFO and General Counsel, reports into the CEO / CODM and is responsible for establishing tactical objectives with the Segment Managers (including himself as the HBP Segment Manager) that he believes are necessary to execute the strategic and financial objectives set by the CEO / CODM. In this regard, the COO has a significant impact on Griffon’s consolidated financial performance through his ability to establish and execute the relevant tactical objectives to achieve the CEO / CODM’s strategic objectives.

[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

The Company’s Compensation Committee approves the COO’s base pay, and has established short and long-term performance bonus plans tied to and measured against Griffon’s consolidated financial performance as follows:

•	The short-term performance cash bonus program is linked to annual consolidated EBITDA and year end consolidated working capital levels;

•	The long-term performance cash bonus program is linked to three-year cumulative Adjusted Earnings Per Share

•	The long-term performance equity bonus program is linked to Griffon’s stock price performance, and the vesting and value realized is dependent on Griffon’s stock price reaching certain thresholds, as well as Griffon’s stock price performance compared to the performance of the companies in the Russel 2000 index over a fixed period of time.
14

Confidential Treatment Requested

By Griffon Corporation

Pursuant to 17 C.F.R. 200.83 (“Rule 83”)

[*** Information Omitted Pursuant to Confidential Treatment Requested by Griffon Corporation Pursuant to Rule 83(b) ***]

Based on the above discussion, Ronald J. Kramer is the CEO / CODM and we believe that we have appropriately identified HBP and DE as the Company’s Operating Segments. Should you require any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Brian G. Harris

Brian G. Harris

Senior Vice President

Chief Financial Officer

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